# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dynamix Corporation, CIK 0002028699
CUSIP: G2949D104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: PO BOX 309, UGLAND HOUSE, GRAND CAYMAN, Cayman Islands (E9), 0000
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002067181

## Reporting persons
- Pantera Capital Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,600,000; sole dispositive power 0; shared dispositive power 1,600,000; aggregate amount beneficially owned 1,600,000 (9.64% of the class)
- Daniel Wayne Morehead: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,600,000; sole dispositive power 0; shared dispositive power 1,600,000; aggregate amount beneficially owned 1,600,000 (9.64% of the class)

## Item 1. Issuer
Name of issuer: Dynamix Corporation
Address of issuer's principal executive offices: 1980 Post Oak Blvd., Suite 100 PMB 6373 Houston, TX, 77056

## Item 2. Person Filing
Name of person filing:
(i) Pantera Capital Partners LP, a Delaware limited partnership ("Pantera"), with respect to Class A ordinary shares, par value $0.001 per share (the "Shares") of Dynamix Corporation (the "Company"), held by certain funds (the "Pantera Funds") managed by Pantera; and

(ii) Daniel Wayne Morehead ("Mr. Morehead", and together with Pantera, the "Reporting Persons"), with respect to the Shares directly held by the Pantera Funds.

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is c/o Pantera Capital Management LP at 600 Montgomery St, 45th Floor, San Francisco, CA, 94111.
Citizenship: Pantera is organized under the laws of Delaware. Mr. Morehead is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 16,600,000 Shares outstanding as of March 3, 2026, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on March 6, 2026.
Percent of class: 9.64
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
See Item 2(a).

Pantera DAT Opportunities Master Fund SP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Pantera Capital Partners LP: /s/ Katrina Paglia, Katrina Paglia, Authorized Signatory (05/15/2026)
- Daniel Wayne Morehead: /s/ Daniel Wayne Morehead, Daniel Wayne Morehead, Individually (05/15/2026)